Exhibit 3.1

CERTIFICATE OF DESIGNATIONS,

PREFERENCES AND RIGHTS

OF

THE SPECIAL VOTING PREFERRED STOCK

OF

STIFEL FINANCIAL CORP.

(PURSUANT TO SECTION 151 OF THE

DELAWARE GENERAL CORPORATION LAW)

Stifel Financial Corp., a Company organized and existing under the General Corporation Law of the State of Delaware (the “Company”), hereby certifies that the following resolutions were adopted by the Board of Directors of the Company pursuant to authority of the Board of Directors as required by Section 151 of the Delaware General Corporation Law (“DGCL”).

RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of the Company (the “Board of Directors” or the “Board”) in accordance with the provisions of the Restated Certificate of Incorporation of the Company, the Board of Directors hereby authorizes a series of the Company’s previously authorized Preferred Stock, par value $1.00 per share (the “Preferred Stock”), and hereby states the designations and number of shares and fixes the relative rights, preferences, privileges, powers and restrictions thereof as follows:

SPECIAL VOTING PREFERRED STOCK:

Section 1. Designation, Amount and Par Value. The series of preferred stock shall be designated as the Special Voting Preferred Stock (the “Special Voting Preferred Stock”) and the number of shares so designated shall be one (1). The share of Special Voting Preferred Stock shall have a par value of $1.00 per share.

Section 2. Dividends. The holder of record of the Special Voting Preferred Stock shall not be entitled to ~~r~~eceive any dividends declared and paid by the Company.

Section 3. Voting Rights. Except as otherwise required by law, with respect to the election of directors and on all matters submitted to a vote of the stockholders of the Company, the holder of record of the share of Special Voting Preferred Stock shall have a number of votes from time to time equal to the number of votes to which the holders of the shares of the Company’s common stock, par value $0.15 per share (“Common Stock”), issuable upon exchange of all outstanding Non-Voting Exchangeable Shares (“Exchangeable Shares”) of TWP Acquisition Company (Canada), Inc., a subsidiary of the Company organized under the Canada Business Corporations Act (“Canada Sub”) not owned by the Company or any person directly or indirectly controlled by or under common control with the Company, would be entitled with respect to such shares of Common Stock and such election or other matter if all such Exchangeable Shares were exchanged by the holders thereof for shares of the Common Stock of the Company pursuant to the terms of the Exchangeable Shares.  The term “control” (including its correlative meanings, the terms “controlled by” and “under common control with”), as applied to any person, means the possession, directly or indirectly, of the power to direct (or cause the direction of) the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract, or otherwise. The term “person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a governmental entity or any agency, instrumentality or political subdivision of a governmental entity, or any other entity or body. Except as otherwise required by law, the holder of record of the single share of the Special Voting Preferred Stock and the holders of Common Stock of the Company shall vote together as one class on all matters submitted to a vote of the stockholders of the Company.

Section 4. Liquidation. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holder of record of the Special Voting Preferred Stock shall not be entitled to receive any assets of the Company available for distribution to its stockholders.

Section 5. Other Provisions.

(a) Pursuant to the terms of the Voting and Exchange Trust Agreement by and among Thomas Weisel Partners Group, Inc., a Delaware corporation (“Weisel”), Canada Sub and CIBC Mellon Trust Company, as trustee (the “Trustee”), dated January 2, 2008 (the “Trust Agreement”), one share of special voting preferred stock of Weisel was issued to the Trustee in exchange for consideration of $0.01.  Pursuant to an Agreement and Plan of Merger among the Company, PTAS, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company, and Weisel, dated April 25, 2010, PTAS, Inc. will merge with and into Weisel (the “Merger”), with Weisel surviving the Merger and becoming a wholly-owned subsidiary of the Company.  At or prior to the effective time of the Merger, Canada Sub, Weisel, the Company and the Trustee, as trustee, will enter into a Voting and Exchange Trust Supplement Agreement (the “Supplement”)  which shall amend the Trust Agreement.  Pursuant to the terms of the Supplement, the Company (i) shall deposit one share of the Special Voting Preferred Stock created hereby with the Trustee in substitution of the share of special voting preferred stock of Weisel held by the Trustee , and (ii) will agree to assume all of the obligations and acquire all of the rights of Weisel under the Trust Agreement.

(b) The Trustee shall exercise the voting rights attached to the Special Voting Preferred Stock pursuant to and in accordance with the Trust Agreement, as amended by the Supplement. The voting rights attached to the Special Voting Preferred Stock shall terminate pursuant to and in accordance with the Trust Agreement, as amended by the Supplement.

(c) At such time as the Special Voting Preferred Stock has no votes attached to it because there are no Exchangeable Shares of Canada Sub outstanding that are not owned by the Company or any person directly or indirectly controlled by or under common control with the Company, and there are no shares of stock, debt, options or other agreements of Canada Sub that could give rise to the issuance of any Exchangeable Shares to any person (other than the Company or any person directly or indirectly controlled by or under common control with the Company), the Special Voting Preferred Stock shall be canceled and retired without further

                                                                                                       2

action of the Company, the Board of Directors of the Company or any shareholder of the Company and without the payment of any consideration in exchange therefor.

Signature Page Follows

                                                                                                       3

            IN WITNESS WHEREOF, this Certificate of Designations, Preferences and Rights is executed on behalf of the Company on this 30th day of June, 2010.

STIFEL FINANCIAL CORP.

By:	/s/ James M. Zemlyak
Name:	James M. Zemlyak
Title:	Senior Vice President, Chief Financial Officer and Treasurer

                                                                                                       4